UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549


                                SCHEDULE 13D



                 Under the Securities Exchange Act of 1934

                          (Amendment No.     13 )*
                                        --------


                             INAMED CORPORATION
--------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 453235103
          -------------------------------------------------------
                               (CUSIP Number)

       Kenneth Maiman, Esq.               Robert C. Schwenkel, Esq.
    Appaloosa Management L.P.      Fried, Frank, Harris, Shriver & Jacobson
   26 Main Street, First Floor                One New York Plaza
        Chatham, NJ 07928                     New York, NY 10004
          (973) 701-7000                        (212) 859-8000
--------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                May 10, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 453235103                               Page 2 of 5 Pages
          ---------

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                6,200,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              6,200,052

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,200,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.3%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 453235103                               Page 3 of 5 Pages
          ---------

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                6,200,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              6,200,052

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,200,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.3%

14  TYPE OF REPORTING PERSON*

          IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


     This Amendment No. 13 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997, Amendment No. 9 filed on October 2, 1998, Amendment No. 10 filed on November 9, 1998, Amendment No. 11 filed on March 16, 1999 and Amendment No. 12 filed on April 30, 1999 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     Of the 31,000 Shares acquired in the open market, 13,851 Shares were acquired with the funds of the Partnership, 15,357 Shares were acquired with the funds of Palomino and 1,792 Shares were acquired with the funds of Tersk.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     Amendment No. 12 to Schedule 13D stated that Palomino, instead of Palomino Holdings, purchased 549,107 Shares on April 29, 1999, by exercising all Warrants held by it.

     On May 10, 1999, the Partnership, Palomino and Tersk purchased, in the aggregate, 5,000 Shares in the open market at an aggregate purchase price of $63,124.99 (or at a price per share of $12.625) and on May 13, 1999, the Partnership, Palomino and Tersk purchased, in the aggregate, 26,000 Shares in the open market at an aggregate purchase price of $341,249.98 (or at a price per share of $13.125).

     Accordingly, Item 5 is hereby amended to reflect that as of the date hereof, the Partnership, Palomino, Palomino Holdings and Tersk may be deemed to have beneficial ownership of 3,032,123, 595,984, 2,504,625 and 67,320 Shares, respectively (or 6,200,052 Shares in the aggregate).


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

     On May 10, 1999, the Company paid the Fee entirely in cash (rather than in cash and Notes), such that the Partnership received cash in the amount of $931,120.40 and Palomino Holdings received cash in the amount of $931,119.70.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 18, 1999



                                     APPALOOSA MANAGEMENT L.P.
                                     By:  Appaloosa Partners Inc.,
                                          Its General Partner


                                     By:   /s/ David A. Tepper
                                          ---------------------------
                                           David A. Tepper
                                           President










                                      /s/ David A. Tepper
                                     --------------------------------
                                     David A. Tepper